April 25, 2007

Ms. Heather Clark

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:

Comments on Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

Dear Ms. Clark,

Per your letter dated January 30, 2007 enclosed please find responses to your comments regarding our Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006.  We apologize for the delay in our response.  If you have any questions please do not hesitate to contact the Company.

Part 1.

Annual Report for CYE December 31, 2005, Form 10-KSB:

SEC Comment #1

The Company will see that all comments to the SEC regarding future requests for clarification will be addressed completely.   Additionally, the Company will see that all future responses will be reviewed by the Company’s accountants prior to submission to the SEC.

SEC Comment #2

Item 5. Market for Common Equity and related Stockholder Matters, page 9, Information Relating to the Company’s Voting Securities, page 9

The fair value determinations for each issuance of stock in 2005 are as follows:

Please see the attached Exhibit A (Items: 1 thru 28).  Included are the journal entries that were used to book the transactions.

SEC Comment #3

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3. Significant Accounting Policies, page 9

Revenue Recognition and Deferred Revenue-GPS Tracking, page 10

The Company’s software is hosted and it is the most essential part of the solution. Without the software the GPS devices will not work.  Since the customer is not given the option to host the software and/or take possession of it to run it on their own hardware, SOP NO 97-2 is not applicable.  Our accounting treatment complies with guidance under EITF  No. 00-21 since the individual hardware components do not have value separately, and are not marketed separately, and the other criteria for separate units of accounting in paragraph 9 are not satisfied, revenue recognition is determined for the combined deliverables as a single unit of accounting.  Under this method the allocation of revenue is performed on a relative fair value basis using the entity’s best estimate of the fair value of the deliverables.

The recognition of revenue for the software is recognized pro rata as billed.  Please see description below.

Product and Service Offering:

Web based software application (software)

Radio transmitter (hardware)

wholesale or retail

Data transmission Network

(airtime)

This represents the total product offering.

Charges:

The Company charges and recognizes a one-time fee for the radio transmitter at the time of delivery.

The Company also provides the web based software and the data transmission under either an annual or monthly fee program. (deferred income)

Management recognizes the income relating to a sale for everything except the annual or monthly fee program for the web based software and data transmission.  This income is reflected concurrently when it is received and/or actually billed. If it is prepaid, the revenue is reflected on a deferred basis.

SEC Comment #4

Revenue Recognition and Deferred Revenue-GPS Tracking, page 10

The Company will see that all future disclosures regarding the services sold will clearly state that the Company has no responsibility for installation services

SEC Comment #5

Consolidated Statements of Operations, page 31

The amounts of interest expense that should have been reported within operating activities and those related to the notes payable and other financing activities is as follows:

2005

2006

Interest Expense: Operating Activities                              $ 37,814.        $  38,813

Interest Expense: Notes and Financing Activities             $ 66,779           $144,322

Total Interest Expense

       $104,593

        $183.135

HOMELAND SECURITY NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2006	2005
Revenues:
Net Product Sales – related parties and other	$54,260	$255,060
Cost of goods sold	50,346	191,500

Gross Margin – Product Sales	3,914	63,560

Interest income – finance receivables	8,450	39,258
Gain (Loss) on sale of loans and other	-	12,304
Other Income	900	11,287

Other Income	9,350	62,849

Gross Margin	13,264	126,409

Expenses:
Interest expense	183,135	104,593
Deferred financing costs	-	175,000
Compensation and benefits	1,027,816	1,764,376
Office occupancy and equipment	96,016	118,568
Professional and consulting fees	563,436	235,614
Loan servicing	8,613	10,059
Depreciation and amortization	169,291	35,482
Product development expense	160,791	313,000
Provision for loan loss	(15,218)	(59,198)
Marketing expense	-	63,203
Other operating expense	126,447	62,679
Bad debt expense	133,250	22,937

Total expenses	2,453,577	2,846,313

Loss from Operations	$(2,440,313)	$(2,719,904)

Other income (deductions):
Other Income	8,046	1,069
Forgiveness of Debt	90,651	46,112
Impairment of Intangible Asset	(624,433)
Interest Expense from beneficial conversion (See Note 15)	-	(2,521,803)

Total other deductions	(525,736)	(2,474,622)

Net loss	$(2,966,049)	$(5,194,526)

Net loss per share, basic and diluted	$(0.02)	$(0.04)

Weighted average shares outstanding, basic and diluted	174,142,526	133,820,103

SEC Comment #6

Note 5. Background of Transaction and Change of Control and Acquisition by AAP, page 39

As we indicated in our previous response, the acquisition by Autocorp Acquisition Partners (“AAP”) does not represent exchange of ownership interests between entities of common control.  Prior to the sale Autocorp Equities, Inc. (“Autocorp”), was owned 100% by Pacific Holdings Group (“PHG”) and Pacific Financial Group (“PFG”).  As a result of this transaction PHG and PFG sold 100% of their interest in Autocorp (as described in Note 5 of the 12/31/05 10K and as referred to herein) to AAP.  AAP is a partnership formed to complete the acquisition and is owned 50% by Charles W. Norman, the then CEO and President of Autocorp and 50% by Peter D. Ubaldi, the then Executive Vice President of Autocorp.

Neither Norman, Ubaldi nor AAP had at anytime, past or present, an ownership in PHG, PFG or any of their affiliates. Accordingly, this transaction was treated as a stock purchase.  The acquisition of 100% of a company’s stock by an independent third party is governed by APB No. “16”

SEC Comment #7

Note 11, Capitalized Software Costs, page 42

The Company intends to comply with the provisions of SFAS No. 86, Question 17 and will reclassify the amortization for capitalized software costs within its income statement to cost of sales.  The Company will revise its filing accordingly.

SEC Comment #8

The Company in restating its income statement to include amortization for capitalized software costs in cost of sales would have included $163,600 for the year ending 12/31/05.

HOMELAND SECURITY NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2006	2005
Revenues:
Net Product Sales – related parties and other	$54,260	$255,060
Cost of goods sold	50,346	191,500

Gross Margin – Product Sales	3,914	63,560

Interest income – finance receivables	8,450	39,258
Gain (Loss) on sale of loans and other	-	12,304
Other Income	900	11,287

Other Income	9,350	62,849

Gross Margin	13,264	126,409

Expenses:
Interest expense	183,135	104,593
Deferred financing costs	-	175,000
Compensation and benefits	1,027,816	1,764,376
Office occupancy and equipment	96,016	118,568
Professional and consulting fees	563,436	235,614
Loan servicing	8,613	10,059
Depreciation and amortization	169,291	35,482
Product development expense	160,791	313,000
Provision for loan loss	(15,218)	(59,198)
Marketing expense	-	63,203
Other operating expense	126,447	62,679
Bad debt expense	133,250	22,937

Total expenses	2,453,577	2,846,313

Loss from Operations	$(2,440,313)	$(2,719,904)

Other income (deductions):
Other Income	8,046	1,069
Forgiveness of Debt	90,651	46,112
Impairment of Intangible Asset	(624,433)
Interest Expense from beneficial conversion (See Note 15)	-	(2,521,803)

Total other deductions	(525,736)	(2,474,622)

Net loss	$(2,966,049)	$(5,194,526)

Net loss per share, basic and diluted	$(0.02)	$(0.04)

Weighted average shares outstanding, basic and diluted	174,142,526	133,820,103

SEC Comment #9

Note 15 Beneficial Conversion Transaction from 12/31/05 10K, Page 45

The disclosures referred to in Note 15 first describe the initial transaction between the Company and Securities Acquisition New York, LLC (“SANY”).  Under the initial transaction SANY received 15,429,355 shares of common stock because the conversion rate was 10,000 shares of common stock for every dollar of debt reduction.  In August of 2005, an adjustment to the SANY transaction was negotiated between the original note holder (a related party), SANY and the Company. The new agreement revised the conversion rate from 10000 shares of common stock for every dollar of debt extinguished to 1000 shares.  As a result, $13,876.00 was recorded as a payment to be included with the previous payment of $1,543.00.  This is a total of $15,419.00.  The debt reduction, converted at a rate of 1000 shares per dollar of debt, resulted in 15,429,355 shares of common stock being issued.

In August of 2005, as a result of the Termination and Settlement Agreement between SANY and the original related note holder, the Company was released of the remaining debt under this agreement and had no future obligation to issue additional shares of its stock for the transaction.

The share price on the dates of the conversion was calculated on the previous 20-day average selling price in the market.  The number of shares issued resulted from negotiations between SANY and the Company.  The negotiations were based on the financial condition of the Company, the probability of success of the Company, and general business and economic risk factors.  The debt was reduced by $1.00 for each 1000 shares issued.

The economic reasons SANY was willing to accept the revised conversion terms of 1000 shares of per $1 of debt from 10,000 shares pre $1 of debt was that the Company agreed to accept the share conversions prior to the settlement agreement at the old conversion rate and any and all future conversions were to be affected at the new conversion rate.

There were not other form(s) of consideration or incentives provided to SANY in exchange for the modified terms.

The accounting treatment and journal entries are provided in Exhibit A. (see attached)

SEC Comment # 10

Note 16. Credit Union Participants, page 45

The impact on the Company’s balance sheet of the release of the guarantees on the finance receivables and amounts payable to credit unions was as follows:

Dr.                         Cr.

Finance Receivables

$161,714

Amounts Payable to Credit Unions

     $161,714

The Company received full releases from its guaranteed loan participations because the Company notified the credit union participants that the Company would not be going forward with the auto loan participations. Accordingly, the Company and the credit union participants mutually agreed that there would be a complete release from its obligations and guarantees in exchange for the forfeiture of the 10% participation.

The sharing ratios for the loan participations were that the Company owned 10% of the principal value of the loan participation and the credit unions owned 90%.  Since the Company only owned 10% of the contract, this limited participation in these contracts is the reason that the credit unions received the majority of the amounts received under the participation agreements.

As a result of the termination of the participations by the Company, the Company’s role in collecting and servicing these transactions was turned over to the credit unions.

Part 2.

Form 10-QSB for the fiscal quarter ended June 30, 2006

SEC Comment #11

Notes to Unaudited consolitdated Financial Statements, page 7

Note 16  Operating Leases, page 181

The rent reflected in the statement has been reduced for two reasons.  First, the landlord provided initial four (4) month rent abatement.  Second, the actual future rents due have been reduced substantially under the new lease arrangement.  This change was more completely described in the 10-QSB for 09/30/06.

This treatment complies with FASB Technical bulletin 85-3 as follows:

The FASB Technical bulletin 85-3 references FASB 13 and FASB 29.  FASB provides that the recognition of minimal rent commitments should normally be reflected ratably over the life of the lease and should follow the ratable use of the leased premises.  However, there are instances where the economic reality of the circumstances negotiated between the lessor and the lessee would be more accurately reflected if the rent payments are reflected in expense as they are paid.  Where there is a period of time where the lessor forgives or waives early periods of rent, the expense can be recognized as paid.  This is consistent with the circumstances that the Company negotiated with the landlord and the rent expense was reflected as paid in the profit and loss statement.

SEC Comment 12

Item 3, Controls and Procedures page 27

The Company will make sure that all future filings and statements regarding Controls and Procedures will comply with Item 308(c) of Regulation S-B.

The Company has begun several initiatives to improve the Controls and Procedures that will benefit the operation of the Company and its adherence to all regulations.  However, it was management’s decision to make sure these new procedures were in practice and tested for a reasonable period of time before discussing the in the 10K for 12/31/06.  At the time of the filing of the 2006 10K, the Company did not go into detail so as not to mislead the public as to the effectiveness of the new controls.  Instead we indicated that the new controls will be fully implemented during the third quarter of 2007.

For the purpose of this correspondence the following is underway:

1.

We have changed to a simplified bookkeeping system which allows us to have ongoing access to billing, receivables, inventory, and payables in a version which is more user friendly to management.  This will also allow us to prepare our books and records in a timelier manor for our auditors.

2.

The company has a full time customer service individual who also monitors the airtime charges from our two airtime providers.  The combination of this function with the oversight of our most important resource gives the company greater control over pricing and use of facilities such as mapping, satellite time, web interface, and website access by customers.

3.

The company has outsourced the inventory control and storage to TMP Worldwide in Mt. Olive NJ.  This company handles the receipt and distribution of inventory and the addition of more customer service reps when needed on a 24/7 basis.

4.

The Company will divest itself of all non operating subsidiaries so that the complicated consolidation will no longer be an issue.  This will save accounting time and allow us to concentrate on the core financial presentation.

SEC Comment 13

Form 10-QSB/A for the quarter ended June 30, 2006

The quarterly report for the period ending June 30, 2006 was amended for the following reasons:

The quarterly report was amended because an error occurred while it was being printed which created an error in the footings.  Also, in the P&L brackets were not placed for the loss but instead it showed a positive.   The appropriate changes were made in the balance sheet and the P&L

Part 3.

Form 10-QSB for the quarter ended September 30, 2006

SEC Comment 14

Impairment of Assets

The Company decided not to formulate a conclusion regarding the impairment of long-lived assets, namely capitalized software, in the quarter ended September 30, 2006, since the Company had just developed revenue recognition and forecasting model to demonstrate the viability of the software.   The Company felt that to draw conclusions at that time would be premature and not substantive in determining the utility of the software in the market. The Company intends to conduct a complete evaluation regarding the utility of the software in the market in conjunction with its annual report, which is to be filed in April, 2007.  The Company believes that it should have demonstrative evidence to support the position of whether or not the capitalized software has been impaired by the time the annual report is filed.

The Company, in conjunction with its auditors, has agreed that although the capitalized software is being used in the development of its products and services, there has not been enough revenue generated to date to keep the asset on its books.  Therefore, the asset has been fully written off as reflected in the Statement of Income filed in the 10K for 12/31/06.  The Company feels that as the development of products and services is completed and marketing efforts are completed, the software will have substantive asset value which will be reflected in the statements at that time.

SEC Comment 15

Notes to Unconsolidated Financial Statements, pate 7

Note 11, Notes Payable, page 15

The Company will be sure to revise the liquidity section within the MD&A in future filings and include a discussion of current status and progress with renegotiations on notes payable balances that have matured during the current year and future plans to pay off the debt that is outstanding.

The Company is in active discussions with a number of creditors to re-negotiate amounts due from the Company.  These discussions are with employees, professionals, consultants, vendors and lenders but until they are concluded, Management does not believe they should be discussed in the 10K for 12/31/06.  It is the intention to move these discussions to conclusion and be able to disclose actual settlements in Q1 and Q2.

SEC Comment 16

Exhibits 31.1 and 31.2

The Company will revise the certification for the quarter ended September 30, 2006 to comply exactly with the form prescribed in Item 601(b)(31) of Regulation S-B.  The Company will also be sure that all certifications in future filings will also comply exactly with the form prescribed the regulations.

Regards,

/s/ Peter Ubaldi

Peter Ubaldi

CEO and President